NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

March 17, 2025

Joshua Gorsky

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBD Life Sciences, Inc.

Post-Qualification Amendment No. 3 to

Offering Statement on Form 1-A

Filed March 6, 2025

File No. 024-12430

Dear Mr. Gorsky:

This is in response to the letter of comment of the Staff dated March 17, 2025, relating to the Post-Qualification Amendment No 3 to the captioned Offering Statement on Form 1-A of CBD Life Sciences, Inc. (the “Company”). The Staff’s comment is addressed below:

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

Cover Page

1.	We note your disclosure that you will offer shares at a fixed price; however, we also note your inclusion of a price range of $0.0001-0.0006 on the cover page, page 4 and page 18, and that you may issue the remaining shares for non-cash consideration. Please revise your disclosure to clearly include either a fixed price or a bona fide price range. Please note that pursuant to Rule 253(b)(1), if you include a price range, the securities must be offered for cash.

In response to such comment, a fixed price has been included throughout the disclosure.

_______________________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: CBD Life Sciences, Inc.